SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated January 27, 2010.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI REPORTS $1.6 BILLION IN NEW CONTRACT BOOKINGS AND STRONG EPS
GROWTH IN Q1-F2010

Q1-F2010 year-over-year highlights from continuing operations:

•	Revenue of $913.0 million;
•	Bookings of $1.6 billion, up 105%;
•	Adjusted EBIT o f $119.4 million, up 4.6%;
•	Net earnings of $111.2 million, up 38.9%;
•	Net earnings margin of 12.2%, up from 8.0%;
•	Diluted EPS of 37 cents, up 42.3%;
•	Cash from operating activities of $166.1 million, up 108.7%;
•	Backlog of $11.4 billion.

Note: All figures are in Canadian dollars and from continuing operations. Q1 F2010 MD&A, financial statements and accompanying notes may be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, January 27, 2010 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2010 first quarter revenue of $913.0 million. Foreign exchange fluctuations unfavourably impacted revenue by $50.3 million, or 5.0% compared with the same period last year. Sequentially, revenue was stable on a constant currency basis.

Adjusted EBIT was $119.4 million compared with $114.2 million in the same quarter last year.  This represents an adjusted EBIT margin of 13.1% up from 11.4% in the first quarter of 2009.

The current quarter included favourable tax adjustments in the amount of $30.5 million compared with $8.6 million in Q1-2009.

Net earnings were $111.2 million or 12.2% of revenue compared with $80.1 million in the same quarter last year, representing an increase of 38.9% year-over-year.

Diluted earnings per share were 37 cents, up 42.3% compared with 26 cents in the same period last year.

On a comparable basis when excluding the tax adjustments, net earnings were $80.7 million or 8.8% of revenue in Q1-F2010, compared with $71.4 million in the same period last year. Diluted earnings per share would have been 27 cents, up 17.4% compared with 23 cents in the first quarter of 2009.

The Company generated $166.1 million in cash from operating activities, or 18.2% of revenue for the first quarter, compared with $79.6 million or 8.0% of revenue in the same period last year. Over the last twelve months, CGI generated $716.8 million or $2.33 in cash per diluted share.

Normal Course Issuer Bid
The Company purchased and cancelled 11.4 million CGI shares during the quarter for $150.4 million. Over the last twelve months, 24,615,420 shares were purchased at an average price of $12.32 for a total investment of $303.3 million. On January 27, 2010 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 25 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.

In millions of Canadian dollars from continuing operations except earnings per share and where noted
	Q1 F2010	Q1 F2009
Revenue	913.0	1,000.4
Adjusted EBIT Margin	119.4 13.1%	114.2 11.4%
Earnings before income taxes Margin	116.6 12.8%	105.8 10.6%
Net earnings	111.2	80.1
Margin	12.2%	8.0%
Earnings per share (diluted)	0.37	0.26
Weighted average number of outstanding shares (diluted)	301,953,549	310,654,514
Interest on long-term debt	3.7	6.7
Net debt to capitalization ratio	n/a	9.6%
Cash provided by operating activities	166.1	79.6
Days of sales outstanding (DSO)	30	52
Return on invested capital	15.4%	14.1%
Bookings	1,591	775
Backlog	11,410	11,400

During the quarter, the Company booked $1.6 billion in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $4.9 billion. At the end of December 2009, the Company’s backlog of signed orders stood at $11.4 billion, up $517 million from the end of fiscal 2009. This represents 3.0x annual revenue.

“Increased client project activity and growing momentum in our sales funnel coupled with higher bookings reinforce our expectation of a gradual return to more traditional levels of top line growth during the remainder of our fiscal year,” said Michael E. Roach, President and Chief Executive Officer. “Our cash generation ability combined with the strength of our balance sheet allows us to execute our Build & Buy profitable growth strategy and return excess cash to shareholders through the extension of our share buyback program.”

At the end of the fiscal first quarter, the Company had over $1.7 billion in available capital, including $346.4 million in cash and an unused $1.4 billion under its line of credit secured through 2012. The net cash position of the Company in excess of its total debt at the end of the quarter was $73.0 million.

First Quarter F2010 Results Conference Call
Management will host a conference call to discuss results at 9:30a.m. Eastern time this morning. Participants may access the call by dialing (866) 226-1792 or on the Web at cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

Annual General Meeting of Shareholders
This morning at 11:00a.m., the Company will hold its Annual General Meeting of shareholders at the Omni Mount-Royal Hotel, 1050 Sherbrooke Street West, Montreal. The meeting, being presided over by Serge Godin, Founder and Executive Chairman, will be broadcast live via cgi.com/investors. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow with the Executive team.

Note to the media: A press conference will be held immediately following the Annual General Meeting, at approximately 12 noon.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As at December 31, 2009, CGI's order backlog was $11.4 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as reconciliations of these non-GAAP measures with the GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:
Lorne Gorber
Vice-President
Global Communications and Investor Relations
(514) 841-3355
lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: January 27, 2010	By /s/ Benoit Dubé
Name: Benoit Dubé Title: Vice-President, Corporate Legal Affiairs and Assistant Corporate Secretary